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MATERIAL CHANGE REPORT

PURSUANT TO

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:	REPORTING ISSUER
Biovail Corporation 7150 Mississauga Road Mississauga Ontario L5N 8M5
ITEM 2:	DATE OF MATERIAL CHANGE
April 25, 2003
ITEM 3:	PRESS RELEASE
The attached press release was issued by Biovail Corporation on April 25, 2003 and filed on SEDAR on May 2, 2003.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
Appointment of Gregory Szpunar as Senior Vice President, Research & Development and Chief Scientific Officer
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press release attached as Schedule A.
ITEM 6:	RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT
Not applicable.
ITEM 7:	OMITTED INFORMATION
Not applicable.
ITEM 8:	SENIOR OFFICER — FOR FURTHER INFORMATION CONTACT:
For further information, contact Ken Howling at 905-286-3000.

ITEM 9:	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.
DATED May 5, 2003.
BIOVAIL CORPORATION
By:	Name: Kenneth C. Cancellara, Q.C. Title: Senior Vice President, Chief Legal Officer & Corporate Secretary

        IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

	CONTACT:	Kenneth G. Howling Vice President, Finance (905) 286-3000
FOR IMMEDIATE RELEASE:

BIOVAIL APPOINTS GREGORY SZPUNAR
SENIOR VICE PRESIDENT, RESEARCH & DEVELOPMENT
AND CHIEF SCIENTIFIC OFFICER

        TORONTO, Canada, April 25, 2003 — Biovail Corporation (NYSE, TSX: BVF) announced today that Gregory J. Szpunar, Ph.D., has been appointed Senior Vice President, Research and Development, and Chief Scientific Officer, effective April 21, 2003. Dr. Szpunar will be responsible for directing Biovail's research and development activities as well as the company's manufacturing operations. Dr. Szpunar will report to Eugene Melnyk, Chairman and Chief Executive Officer, Biovail Corporation.

        Dr. Szpunar served as Senior Vice President, Product Development at Pharmacia Corporation until its acquisition by Pfizer, which was completed on April 15, 2003. Dr. Szpunar's 19-year tenure in the industry includes participation in and responsibility for directing global R&D operations ranging from early pre-clinical development through Phase IV product support. He has served in direct leadership positions in clinical and pre-clinical pharmacokinetics and drug metabolism, biopharmaceutics research, project management, portfolio analysis, and quality assurance. In addition, Dr. Szpunar has participated in the strategic governance of R&D ranging from early discovery research through product life cycle management.

        Dr. Szpunar played a pivotal role in the design and implementation of Pharmacia's Customer Focused Product Flow process, which emphasized seamless collaboration between research & development, marketing and sales, manufacturing, and business development resulting in highly coordinated discovery, development, and commercial activities that optimized the commercial and technical potential of each product.

        Dr. Szpunar holds a Ph.D. in Pharmaceutics from the University of Michigan, and a B.S. in Pharmacy from Wayne State University.

        "Biovail research and development activities are expanding at an unprecedented rate", commented Eugene Melnyk. "We have over 30 disclosed and undisclosed active development programs including numerous ongoing Phase III and Phase IV clinical programs. As well, we are actively exploring many new product development and venture opportunities, all of which require technical and manufacturing assessments. The addition of Dr. Szpunar to Biovail's senior executive team will strengthen its capabilities in this area and will streamline the necessary transition from formulation to full-scale commercial manufacturing."

        Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies.

        For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

        "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

        To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

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MATERIAL CHANGE REPORT
BIOVAIL APPOINTS GREGORY SZPUNAR SENIOR VICE PRESIDENT, RESEARCH & DEVELOPMENT AND CHIEF SCIENTIFIC OFFICER